Exhibit 99.1

Claude Sets Quarterly Gold Production Record of 21,067 Ounces in Q1

Trading Symbols: TSX: CRJ; OTCQB: CLGRF

Highlights:

•	New record quarterly gold production of 21,067 ounces, an 86% increase over Q1 2014
•	Q1 2014 mill head grade of 10.17 grams per tonne, a 77% increase over Q1 2014
•	Santoy Gap ramp up on pace to achieve 500 tonnes per day
•	Arnold Klassen joins Board of Directors

SASKATOON, April 6, 2015 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") achieved record gold production of 21,067 ounces during the first quarter of 2015 at its 100% owned and operated Seabee Gold Operation in Saskatchewan, Canada. This surpassed the previous record of 20,614 ounces of gold set during the third quarter of 2014. The strong first quarter represents an 86% increase in gold production compared to the first quarter of 2014. During the quarter, the Company milled 67,249 tonnes at 10.17 grams of gold per tonne representing a 4% and 77% increase from the first quarter of 2014, respectively. Over the last four quarters, the Company has produced 72,707 ounces of gold.

To date, Santoy Gap ramp up is on pace to achieve its budget of 500 tonnes per day in 2015. During the first quarter, Santoy Gap averaged 432 tonnes per day at approximately 8.33 grams of gold per tonne. The average grade from the Santoy Gap was 9% higher than overall reserve grade but was consistent with reserves in that section of the ore body. During the quarter, the L62 deposit averaged 315 tonnes per day at an average grade of 12.71 grams of gold per tonne. While tonnes were consistent with budgeted throughput, grades were higher than budgeted. First quarter production was also positively impacted by the milling of in-stope ore that was developed during the fourth quarter of 2014. For the remainder of the year, the Company forecasts the average head grades to be more in-line with mineral reserve grades.

"We continue to achieve excellent results from both the L62 and Santoy Gap deposits with higher than budgeted grades and steady production tonnage," stated Brian Skanderbeg, President and CEO. "Our momentum from 2014 has carried over into what is typically our most challenging time of year. Our ability to set a new production record and complete our winter re-supply on time and below budget is testament to the quality of our ore bodies and people. With a strong start to 2015, we are confident that we will meet or exceed our production and cost guidance."

Production Highlights	Q1 2015	Q1 2014	Change
Seabee Gold Mine
Tonnes milled	28,352	37,036	-23%
Head grade (grams per tonne)	12.71	7.31	74%
Produced gold (ounces)	11,093	8,285	34%
Santoy Mine Complex
Tonnes milled	38,897	27,334	42%
Head grade (grams per tonne)	8.33	3.66	128%
Produced gold (ounces)	9,974	3,059	226%
Total tonnes milled	67,249	64,370	4%
Average head grade (grams per tonne)	10.17	5.76	77%
Recovery (%)	95.8	95.1	1%
Total gold produced (ounces)	21,067	11,344	86%
Total gold poured (ounces)	19,659	10,829	82%
Total gold sold (ounces)	17,300	10,865	59%

Mr. Arnold Klassen Joins Board of Directors
The Board of Directors (the "Board") announces that Mr. Arnold Klassen has joined the Board. Mr. Klassen is a Chartered Accountant and Certified Public Accountant and has over 35 years of experience in accounting, audit and tax, with over 30 years of experience in the mining industry.  Mr. Klassen is currently President of AKMJK Consulting Ltd., a private consulting company, and also serves as a director on the boards of Lake Shore Gold Corp. and Northern Superior Resources Inc. Mr. Klassen was previously the Vice President of Finance for Dynatec Corporation from 1988 to 2007 (a TSX listed company from 1997 to 2007) and the Vice President of Finance with the Tonto Group of Companies from 1982 to 1998. Prior to his position with the Tonto Group of Companies, Mr. Klassen spent seven years with KPMG. Mr. Klassen holds a degree in Commerce from the University of British Columbia and has obtained the Institute of Corporate Directors ICD.D designation.

"With over 35 years of accounting and mining related experience, Mr. Klassen will be a great addition to our Board," stated Brian Booth, Chair of the Board. "His business acumen will play an important role as we continue to grow and build a stronger Company."

Release Date for Q1 Financial and Operating Results
Further information regarding Claude's first quarter operating and financial results will be released on May 7, 2015 prior to market open. The Company will also conduct a conference call and webcast following the news release. Specific details of the conference call and webcast will be announced shortly.

Claude Resources Inc. is a publicly traded gold exploration and mining company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Its asset base is located entirely in Canada and since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in the Company's Annual Information Form.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release and accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCES ESTIMATES

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

SOURCE Claude Resources Inc.

%CIK: 0001173924

For further information: Brian Skanderbeg, President & CEO, Phone: (306) 668-7505; or Marc Lepage, Manager, Investor Relations, Phone: (306) 668-7501, Email: ir@clauderesources.com, Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 08:00e 06-APR-15